UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           Fording Canadian Coal Trust
                                (Name of Issuer)

                                      Units
                         (Title of Class of Securities)

                                    345425102
                                 (CUSIP Number)

                                  Roger Barton
                          5650 Yonge Street, 5th Floor
                            Toronto, Ontario M2M 4H5
                                 (416) 730-5321

                                Jeffrey D. Karpf
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                               New York, NY 10006
                                 (212) 225-2000
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                 April 16, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 345425102                  13D/A                    Page 2 of 16 Pages

     1     NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Ontario Teachers' Pension Plan Board

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
           (b) [X]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS
           Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)          [ ]

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Ontario, Canada

                                7     SOLE VOTING POWER
                                      0
                                      See Item 5.
     NUMBER OF SHARES
       BENEFICIALLY             8     SHARED VOTING POWER
         OWNED BY                     12,974,102
      EACH REPORTING                  See Item 5.
          PERSON
           WITH                 9     SOLE DISPOSITIVE POWER
                                      0
                                      See Item 5.

                                10    SHARED DISPOSITIVE POWER
                                      12,974,102
                                      See Item 5.

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           12,974,102
           See Item 5.

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [ ]

     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           26.5%
           See Item 5.

     14    TYPE OF REPORTING PERSON
           EP

CUSIP No. 345425102                  13D/A                    Page 3 of 16 Pages

     1     NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Golden Apple Income Inc.

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
           (b) [X]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS
           Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)          [ ]

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Ontario, Canada

                                7     SOLE VOTING POWER
                                      0
                                      See Item 5.
     NUMBER OF SHARES
       BENEFICIALLY             8     SHARED VOTING POWER
         OWNED BY                     12,974,102
      EACH REPORTING                  See Item 5.
          PERSON
           WITH                 9     SOLE DISPOSITIVE POWER
                                      0
                                      See Item 5.

                                10    SHARED DISPOSITIVE POWER
                                      12,974,102
                                      See Item 5.

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           12,974,102
           See Item 5.

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [ ]

     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           26.5%
           See Item 5.

     14    TYPE OF REPORTING PERSON

           CO

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act"), Ontario Teachers' Pension Plan Board ("Teachers") hereby makes this statement (this "Statement") to amend its Schedule 13D dated March 10, 2003 as amended by Amendment No. 1, dated October 20, 2003 (as amended, the "Schedule 13D") relating to the units ("Units") of Fording Canadian Coal Trust (the "Trust"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning respectively ascribed to them in the Schedule 13D.

Item 2.        Identity and Background

         Item 2(b) - (c) is hereby amended by replacing the last paragraph with the following:

         The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers and Golden Apple is set forth in Schedules A and B hereto, respectively, and is incorporated herein by reference.

Item 5.        Interest in Securities of the Issuer.

         Item 5(a) - (b) is hereby amended by replacing the first and second paragraphs with the following:

         (a) - (b) As of the date of this Statement, Golden Apple directly beneficially owns 12,974,102 Units, representing approximately 26.5% of the Units outstanding. The Trust issued two million new Units in Canada on April 16, 2004. Based on information provided by the Trust, the total number of outstanding Units is now 48,964,299 Units. Golden Apple, as a wholly-owned subsidiary of Teachers, may be deemed to share voting and dispositive power with Teachers with respect to all of the Units it beneficially owns.

         As of the date of this Statement, Teachers may be deemed to indirectly beneficially own (and to share voting and dispositive power with respect to) all of the Units beneficially owned by its wholly-owned subsidiary Golden Apple, or 12,974,102 Units, representing approximately 26.5% of the Units outstanding.

         Item 5(a) - (b) is hereby further amended by replacing the last paragraph with the following:

         As of the date of this Statement, Rosemarie McClean, Vice President, Member Services of Teachers ("Ms. McClean"), beneficially owns 900 Units. Teachers and Golden Apple disclaim beneficial ownership of any securities of the Trust beneficially owned by Ms. McClean. Ms. McClean disclaims beneficial ownership of any securities of the Trust beneficially owned by Teachers and Golden Apple.

         Except as described above, none of Teachers or Golden Apple, nor to the best of Teachers' and Golden Apple's knowledge, any of the persons listed in Schedules A and B, beneficially owns any Units.

         Item 5(c) is hereby amended and restated in its entirety by the following:

         None of Teachers or Golden Apple, nor to the best of Teachers' and Golden Apple's knowledge, any of the persons listed in Schedules A and B, has effected any transactions in the Units in the past sixty days.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:  April 19, 2004

                                          ONTARIO TEACHERS' PENSION PLAN
                                          BOARD, an Ontario, Canada corporation


                                          By: /s/ Robert Bertram
                                              ----------------------------------
                                              Name: Robert Bertram
                                              Title: Executive Vice President,
                                                     Investments


                                          GOLDEN APPLE INCOME INC.,
                                          an Ontario, Canada corporation


                                          By: /s/ Robert Bertram
                                              ----------------------------------
                                              Name: Robert Bertram
                                              Title: Director & President

                                   SCHEDULE A

Executive Officers, Controlling Persons and Directors of Teachers, each of whom is a citizen of Canada.

                               Residence or                    Principal Occupation or
Name                           Business Address                Employment
----                           ----------------                -----------------------
Claude Lamoureux               5650 Yonge Street               President and Chief Executive
                               5th Floor                       Officer of Teachers
                               Toronto, Ontario
                               M2M 4H5

Robin Korthals                 Royal Trust Tower               Chair
(Chairperson)                  Toronto Dominion Centre
                               77 King Street West
                               Suite 4545
                               Toronto, Ontario
                               M5K 1K2

Ann Finlayson                  40 Ruden Crescent               Self-employed journalist,
(Director)                     Toronto, Ontario                speaker, freelance editor and
                               M3A 3H3                         consultant

Lucy Greene                    1736 Caughey Lane               Retired Human Resources
(Director)                     Penetang, Ontario               Executive for Sun Life Assurance
                               L9M 1X4                         Company of Canada

Gary Porter                    820-439 University Ave          Self-employed Chartered
(Director)                     Toronto, Ontario                Accountant
                               M5G 1Y8

Ralph Lean, Q.C                Cassels Brock & Blackwell       Corporate & Commercial Lawyer
(Director)                     40 King Street West,
                               Suite 2200
                               Toronto, Ontario
                               M5H 3C2

John S. Lane, C.F.A            77 Dawlish Avenue               Retired Senior Vice President,
(Director)                     Toronto, Ontario                Investments Sun Life Assurance
                               M4N 1H2                         Company of Canada

Guy Matte                      7083 Notre-Dame                 Former Executive Director of the ssociation des
(Director)                     Orleans, Ontario                enseignantes et des enseignants franco-ontariens
                               K1C 1J1
J. Douglas Grant               257 Rosedale Heights Drive      Chairperson, Sceptre Investment Counsel Limited
(Director)                     Toronto, Ontario
                               M4T 1C7

Thomas O'Neill                 33 Geraldine Court              Former Chairperson, PwC Consulting
(Director)                     Don Mills, Ontario
                               M3A 1N2

Robert Bertram                 5650 Yonge Street               Executive Vice President,
                               5th Floor                       Investments of Teachers
                               Toronto, Ontario
                               M2M 4H5

John Brennan                   5650 Yonge Street               Vice President, Human Resources
                               5th Floor                       and Public Affairs of Teachers
                               Toronto, Ontario
                               M2M 4H5

Andrew Jones                   5650 Yonge Street               Vice President, Finance of Teachers
                               5th Floor
                               Toronto, Ontario
                               M2M 4H5

Peter Maher                    5650 Yonge Street               Vice President, Audit Services of Teachers
                               5th Floor
                               Toronto, Ontario
                               M2M 4H5

Roger Barton                   5650 Yonge Street               Vice President, General Counsel and Secretary
                               5th Floor                       of Teachers
                               Toronto, Ontario
                               M2M 4H5

Rosemarie McClean              5650 Yonge Street               Vice President, Member Services of Teachers
                               5th Floor
                               Toronto, Ontario
                               M2M 4H5

Morgan McCague                 5650 Yonge Street               Senior Vice President,
                               5th Floor                       Quantitative Investments of
                               Toronto, Ontario                Teachers
                               M2M 4H5

Marcus Dancer                  5650 Yonge Street               Vice President, Quantitative
                               5th Floor                       Investments of Teachers
                               Toronto, Ontario
                               M2M 4H5

Neil Petroff                   5650 Yonge Street               Senior Vice President,
                               5th Floor                       Fixed Income, International Equities and
                               Toronto, Ontario                Foreign Exchange of Teachers
                               M2M 4H5

Brian Gibson                   5650 Yonge Street               Senior Vice President, Active Equities of
                               5th Floor                       Teachers
                               Toronto, Ontario
                               M2M 4H5

Dean Metcalf                   5650 Yonge Street               Vice President, Merchant Banking
                               5th Floor                        of Teachers
                               Toronto, Ontario
                               M2M 4H5

Leo de Bever                   5650 Yonge Street               Senior Vice President, Research
                               5th Floor                       & Economics of Teachers
                               Toronto, Ontario
                               M2M 4H5

Russ Bruch                     5650 Yonge Street               Vice President, Investment Operations & Chief
                               5th Floor                       Information Officer of Teachers
                               Toronto, Ontario
                               M2M 4H5

Phil Nichols                   5650 Yonge Street               Vice President, MIS Member
                               5th Floor                       Services of Teachers
                               Toronto, Ontario
                               M2M 4H5

Sean Rogister                  5650 Yonge Street               Vice President, Fixed Income of Teachers
                               5th Floor
                               Toronto, Ontario
                               M2M 4H5

Barbara Zvan                   5650 Yonge Street               Vice President, Asset Mix & Risk Management,
                               5th Floor                       Research & Economics of Teachers
                               Toronto, Ontario
                               M2M 4H5

Wayne Kozun                    5650 Yonge Street               Vice President, TAA & Real Return, Research &
                               5th Floor                       Economics of Teachers
                               Toronto, Ontario
                               M2M 4H5

Bruce Ford                     5650 Yonge Street               Vice President, International
                               5th Floor                       Equity Indices & Foreign Exchange
                               Toronto, Ontario
                               M2M 4H5

Jim Leech                      5650 Yonge Street               Senior Vice President, Merchant Banking of
                               5th Floor                       Teachers
                               Toronto, Ontario
                               M2M 4H5

Mark MacDonald                 5650 Yonge Street               Vice President, Merchant Banking of Teachers
                               5th Floor
                               Toronto, Ontario
                               M2M 4H5

Ron Mock                       5650 Yonge Street               Vice President, Alternative Investments of
                               5th Floor                       Teachers
                               Toronto, Ontario
                               M2M 4H5

Lee Sienna                     5650 Yonge Street               Vice President, Merchant Banking of Teachers
                               5th Floor
                               Toronto, Ontario
                               M2M 4H5

Zev Frishman                   5650 Yonge Street               Vice President, International Equities of
                               5th Floor                       Teachers
                               Toronto, Ontario
                               M2M 4H5

Rosemary Zigrossi              5650 Yonge Street               Vice President, Venture Capital of Teachers
                               5th Floor
                               Toronto, Ontario
                               M2M 4H5

Ron Lepin                      5650 Yonge Street               Vice President, Infrastructure of Teachers
                               5th Floor
                               Toronto, Ontario
                               M2M 4H5

                                   SCHEDULE B

Executive Officers, Controlling Persons and Directors of Golden Apple, each of whom is a citizen of Canada.


                               Residence or                    Principal Occupation or
Name                           Business Address                Employment
----                           ----------------                -----------------------
Robert Bertram                 5650 Yonge Street               Executive Vice President,
(Director & President)         5th Floor                       Investments of Teachers
                               Toronto, Ontario
                               M2M 4H5

Roger Barton                   5650 Yonge Street               Vice President, General Counsel
(Director & Secretary)         5th Floor                       and Secretary of Teachers
                               Toronto, Ontario
                               M2M 4H5

Morgan McCague                 5650 Yonge Street               Senior Vice President,
(Director & Vice President)    5th Floor                       Quantitative Investments of
                               Toronto, Ontario                Teachers
                               M2M 4H5

Claude Lamoureux               5650 Yonge Street               President and Chief Executive
(Vice President)               5th Floor                       Officer of Teachers
                               Toronto, Ontario
                               M2M 4H5